UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 1-14160

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended:  December 31, 1997

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


                             HelpMate Robotics Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable


                                Shelter Rock Lane
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           Address of Principal Executive Office (Street and Number)

                           Danbury, Connecticut 06810
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                            City, state and zip code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No

|_|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The audit for the year ended December 31, 1997 is not complete and cannot be completed by March 31, 1998 without unreasonable effort and expense. The Form 10-KSB will be filed as soon as it is completed.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas K. Sweeny, President                         (203)        798-8988
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     Although the Company believes that the change in its results of operations will result in a decrease in Company's net loss for the year ended December 31, 1997 compared to the year ended December 31, 1996, a reasonable estimate of the amount cannot be made at this time because the audit for the is not yet complete.

                             HelpMate Robotics Inc.
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                  (Name of Registrant as Specified in Charter)

             Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date March 25, 1997             By /s/ Thomas K. Sweeny
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                                  Thomas K. Sweeny
                                  President and Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)